

March 21, 2013

Via E-mail
Todd S. Hyatt
Chief Financial and IT Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re:** **IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2012**
> **Filed January 18, 2013**
> **File No. 001-32511**

Dear Mr. Hyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted EBITDA (non-GAAP measure), page 31

1. We note from the disclosures on page 23 that you exclude pension settlement and mark-to-mark adjustments from Adjusted EBITDA and that this adjustment is described as "non-cash" on page 32. As this adjustment appears to include items that were settled in cash, we do not believe it is appropriate to characterize it as "non-cash." Please revise your future filings accordingly.

2. We note that the mark-to-market adjustments excluded from Adjusted EBITDA appear to relate to the accelerated recognition of actuarial gains and losses in the fourth quarter pursuant to the change in your pension and postretirement benefits accounting policy

made during fiscal 2011. In future filings, please consider revising your disclosures in the section where the non-GAAP measure is presented to (1) more clearly state qualitatively what this adjustment represents in the context of your pension and postretirement benefits accounting policy and (2) provide quantitative context for the actual and expected asset returns. With regard to the latter, please quantify the actual return amount and related percentage that has been removed from the GAAP measure in deriving the non-GAAP measure and the expected return amount and related percentage that is reflected in the non-GAAP measure, but not the GAAP measure. We believe this additional information will add greater transparency and clarity to your disclosures.

3. Please clarify the components included in the "non-cash net periodic pension and postretirement expense" adjustment for fiscal 2011 and 2010. In this regard, we are unable to reconcile these amounts and it appears they may reflect additional items other than settlements and mark-to-mark adjustments thereby affecting comparability among the three fiscal years presented. Please also explain whether these amounts include net service cost and, if so, why you believe this is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief